Exhibit 99.1

Management’s Discussion and Analysis

For the three months ended March 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2013

TABLE OF CONTENTS

OVERVIEW OF THE BUSINESS	1
HIGHLIGHTS	2
OUTLOOK AND STRATEGY	3
SUMMARIZED FINANCIAL AND OPERATING RESULTS	4
YOUNG-DAVIDSON	6
EL CHANATE	8
CONSOLIDATED EXPENSES	10
CONSOLIDATED INCOME TAX EXPENSE	10
FINANCIAL CONDITION	11
LIQUIDITY AND CAPITAL RESOURCES	12
CONTRACTUAL OBLIGATIONS	13
OUTSTANDING SHARE DATA	13
OFF-BALANCE SHEET ARRANGEMENTS	14
FINANCIAL INSTRUMENTS	14
TRANSACTIONS WITH RELATED PARTIES	14
NON-GAAP MEASURES	15
RISKS AND UNCERTAINTIES	16
CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES	16
CONTROLS AND PROCEDURES	17
SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS	18
CAUTIONARY NOTE TO U.S. INVESTORS	19
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	19

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 9, 2013, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (“the Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, unaudited condensed consolidated financial statements for the three months ended March 31, 2013, and notes thereto.The consolidated financial statements for the year ended December 31, 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated financial statements for the three months ended March 31, 2013 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars, unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 19.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

Throughout this document, reference is made to results from both continuing and discontinued operations. Prior period results for properties that were sold during 2012 have been presented as discontinued operations. The Company’s operations have been classified between continuing and discontinued operations as follows:

−	Continuing operations: Young-Davidson mine, El Chanate mine, and Corporate and other. Corporate and other includes the Company’s corporate offices, the Kemess mine, and other exploration properties.

−	Discontinued operations: Ocampo mine and Venus and Los Jarros exploration properties (collectively, the “Ocampo mine”), El Cubo mine and Guadalupe y Calvo exploration property (collectively, the “El Cubo mine”), and Fosterville and Stawell mines and their related subsidiaries (collectively, the “Australian operations”).

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including its Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q1 2013, the price of gold averaged $1,630 per ounce, with daily London PM Fix prices between $1,574 and $1,694 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs. The Mexican peso and Canadian dollar averaged approximately 12.6 to 1.0 US dollar and 1.0 to 1.0 US dollar, respectively, in Q1 2013.

The Company has been impacted by industry-wide cost pressures, primarily with respect to energy, labour and other consumables. The Company is actively managing these cost pressures by increasing mining productivities and implementing other optimization initiatives at various sites Company-wide.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 16.

1

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, per share amounts, and total cash costs)
	Quarter Ended	Quarter Ended
	March 31	March 31	Change	Change
	2013	2012(1)	(#)/($)	(%)
Gold ounces produced(2)	38,441	19,093	19,348	101%
Pre-production gold ounces produced(2)	7,729	-	7,729	100%
Total gold ounces produced	46,170	19,093	27,077	142%
Revenue from mining operations	$64,885	$33,273	$31,612	95%
Earnings from operations(3)	$17,515	$9,039	$8,476	94%
Net earnings / (loss) from continuing operations(3)	$18,274	$(13,598)	$31,872	234%
Net earnings / (loss) per share from continuing operations, basic(3)	$0.07	$(0.05)	$0.12	240%
Total cash	$269,212	$113,133	$156,079	138%
Operating cash flow(3)	$13,099	$10,470	$2,629	25%
Net free cash flow(3)(4)	$(32,405)	$(102,283)	$69,878	68%
Cash costs per gold ounce(2)(3)(4)(5)	$635	$416	$218	52%
(1)	Operating data and financial information includes the results from continuing operations for the three months ended March 31, 2012.
(2)

The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs.

(3)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

(4)	See the Non-GAAP Measures section on page 15.
(5)

Gold ounces used to calculate cash costs include ounces sold at the El Chanate mine for the three months ended March 31, 2013 and 2012, and ounces produced at the Young-Davidson mine for the three months ended March 31, 2013.

RECENT DEVELOPMENTS

−	On March 25, 2013, the Company declared an initial dividend of $0.04 per share, which was paid on April 18, 2013 to shareholders of record at the close of business on April 4, 2013. The Company announced its inaugural dividend policy on February 21, 2013 whereby the Company will pay a dividend of $0.16 per share in 2013 (payable quarterly). Subsequent to 2013, the Company’s dividend will be linked to operating cash flow, whereby the Company intends to pay out 20% of the operating cash flow generated in the preceding quarter.

−	On March 25, 2013, the Company reported proven and probable reserves of 6.8 million gold ounces, an increase of 1.69 million gold ounces over 2011, which was primarily driven by reserve additions at the Kemess Underground Project. The Company also released highlights of the Feasibility Study completed for the Kemess Underground Project, which outlines the development of an underground block cave operation with average annual production of 105,000 gold ounces and 44 million pounds of copper at cash costs of $213 per gold ounce, net of by-product credits, over a 12-year mine life.

−	On January 29, 2013, the Company announced the successful repurchase and cancellation of 36,144,578 common shares at a price of $8.30 per share under the Company’s “modified Dutch auction” substantial issuer bid, for a total purchase price of $300 million.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high quality, high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

The Company’s primary focus for 2013 is completing the construction of the mid-shaft crushing and hoisting system and advancing underground development at Young-Davidson. The Company anticipates production to increase throughout the year, which will be driven primarily by the Young-Davidson mine, following the commissioning of the mid-shaft crushing and hoisting system during the third quarter. Production from the El Chanate mine is expected to remain relatively consistent throughout the year.

The Company expects capital expenditures to exceed operating cash flows in 2013 due to pre-production development expenditures relating to the Young-Davidson underground mine, as well as capital expenditures on the paste backfill plant at Young-Davidson. The Company intends to fund this forecasted shortfall using cash on hand and, if necessary, the current capacity available under its credit facility. Net free cash flow will vary depending on the price of gold, fluctuations in foreign currency exchange rates, total production and the extent of expenditures on mine development and other capital projects during the year.

Subsequent to the end of the quarter, the price of gold decreased significantly from an average of $1,630 per ounce during Q1 2013 to as low as $1,380 per ounce on April 16, 2013. While this decrease impacts company-wide revenues, the Company will continue to benefit from its low cost structure and realize profitable operating margins in a lower gold price environment. The volatility in the gold price experienced subsequent to the end of the quarter has not impacted the Company’s current operating and development plans.

On March 25, 2013, the Company provided revised 2013 guidance for the El Chanate mine resulting from the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, and reconfirmed guidance for the Young-Davidson mine. The press release is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Quarter Ended		Quarter Ended
	March 31		March 31
	2013		2012
Continuing operations - Young-Davidson mine, El Chanate mine, and Corporate and other
Gold ounces produced(1)	38,441		19,093
Gold ounces sold(1)	39,333		18,661
Pre-production gold ounces produced(1)	7,729		-
Pre-production gold ounces sold(1)	8,640		-
Cash costs per gold ounce(1)(2)(3)(4)	635		416
Revenue from mining operations	$64,885		$33,273
Production costs(2)(5)	$27,875		$10,679
Earnings from operations(2)	$17,515		$9,039
Net earnings / (loss)(2)	$18,274		$(13,598)
Net earnings / (loss) per share, basic(2)	$0.07		$(0.05)
Net earnings / (loss) per share, diluted(2)	$0.04		$(0.05)
Operating cash flow(2)	$13,099		$10,470
Net free cash flow(2)(3)	$(32,405)		$(102,283)
Discontinued operations - Ocampo mine, El Cubo mine, and Australian operations
Gold ounces produced	-		61,780
Silver ounces produced	-		1,112,384
Gold ounces sold	-		63,630
Silver ounces sold	-		1,091,884
Cash costs per gold ounce sold(3)	$-		$566
Revenue from mining operations	$-		$144,064
Production costs(5)	$-		$71,715
Earnings from operations	$-		$31,976
Net earnings	$-		$14,813
Net earnings per share, basic	$-		$0.05
Net earnings per share, diluted	$-		$0.05
Operating cash flow	$-		$53,424
Net free cash flow(3)	$-		$1,846
Total
Gold ounces produced(1)	38,441		80,873
Silver ounces produced	-		1,112,384
Gold ounces sold(1)	39,333		82,291
Silver ounces sold	-		1,091,884
Pre-production gold ounces produced(1)	7,729		-
Pre-production gold ounces sold(1)	8,640		-
Average realized gold price per ounce	$1,627		$1,700
Average realized silver price per ounce	$-		$33.02
Cash costs per gold ounce(1)(2)(3)(4)	$635		$532
Revenue from mining operations	$64,885		$177,337
Production costs(2)(5)	$27,875		$82,394
Earnings from operations(2)	$17,515		$41,015
Net earnings(2)	$18,274		$1,215
Net earnings per share, basic(2)	$0.07		$0.00
Net earnings per share, diluted(2)	$0.04		$0.00
Operating cash flow(2)	$13,099		$63,894
Net free cash flow(2)(3)	$(32,405)		$(100,437)
Total cash	$269,212		$113,133
Cash dividends per share, declared	$0.04	$	Nil
(1)

The Young-Davidson mine declared commercial production on September 1, 2012, and is therefore excluded from consolidated cash costs prior to this date. In addition, the Young-Davidson underground is in the pre-production period, and therefore, all underground ounces are excluded from consolidated cash costs. Pre-production ounces produced are excluded from consolidated ounces produced as these ounces are credited against capitalized project costs.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

(3)	See the Non-GAAP Measures section on page 15.
(4)

Gold ounces used to calculate cash costs include ounces sold at the El Chanate for the three months ended March 31, 2013 and 2012, and ounces produced at the Young-Davidson mine for the three months ended March 31, 2013.

(5)	Production costs do not include amortization and depletion or refining costs.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FIRST QUARTER FINANCIAL RESULTS

During the first quarter of 2013, the Company sold 39,333 gold ounces at the El Chanate and Young-Davidson mines, a 111% increase over sales of 18,661 gold ounces in Q1 2012 when El Chanate was the only producing mine included in continuing operations. Revenues from continuing operations increased from $33.3 million in Q1 2012, to $64.9 million in the first quarter of 2013. This $31.6 million or 95% increase in revenue was largely due to the addition of ounces sold at Young-Davidson, and was partially offset by a decrease in ounces sold at El Chanate during the quarter and lower realized gold prices. The Company also sold 8,640 underground pre-production ounces at Young-Davidson during the first quarter of 2013; however, the related revenue was credited against capitalized costs.

Earnings from continuing operations were $17.5 million in the first quarter of 2013, representing an $8.5 million increase over earnings from continuing operations of $9.0 million in the same period of 2012. This increase was largely due to a $12.1 million contribution to earnings from operations at Young-Davidson, which achieved commercial production on September 1, 2012, and was partially offset by a decline in earnings from operations at El Chanate resulting from the decrease in ounces sold during Q1 2013, as mentioned previously.

The Company reported net earnings from continuing operations of $18.3 million in the first quarter of 2013, compared to a net loss from continuing operations of $13.6 million in Q1 2012, representing a $31.9 million increase in earnings quarter-over-quarter. The increase in earnings was primarily as a result of the increase in earnings from continuing operations discussed above, and an increase in other income associated largely with a $20.7 million increase in unrealized gains on the fair value of the option component of convertible senior notes and a decrease in foreign exchange losses of $10.0 million.

In the first quarter of 2013, cash costs per gold ounce from continuing operations were $635, representing a 52% increase over Q1 2012 cash costs of $416. This quarter-over-quarter increase resulted from the addition of cash costs from the Young-Davidson mine, combined with higher cash costs at the El Chanate mine due to higher quantities of solution applied to the leach pad during the current period to target the acceleration of gold recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard. In Q1 2012, cash costs per gold ounce from continuing operations included cash costs from the El Chanate mine only.

The Company reported operating cash flow from continuing operations of $13.1 million during the first quarter, an increase of $2.6 million over the Q1 2012 operating cash flow from continuing operations of $10.5 million. This increase in operating cash flow arose primarily as a result of the $21.0 million operating cash flow contribution from the Young-Davidson mine during the quarter, and was partially offset by a decrease in operating cash flow at El Chanate during the quarter. After deducting capital expenditures of $45.5 million, including capital expenditures of $34.4 million at the Young-Davidson mine, the Company’s Q1 2013 net free cash flow from continuing operations was negative $32.4 million.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totalling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces in the 1930s – 1950s. The Young-Davidson mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill.

The Young-Davidson underground mine is currently in the pre-production period, and all related revenues generated from ounces sold are credited against capitalized development costs. During the fourth quarter of 2012, the Company commenced pre-production by trucking ore up the underground ramp. In order to reach the operating levels deemed feasible in the mine plan, the Company needs to commission the shaft, the mid-shaft crushing and hoisting system, and various other improvements such as an increase in ventilation capacity. The underground mine will remain in the pre-production period until the construction and commissioning of these facilities have occurred. The Company anticipates that these activities will be completed during the third quarter of 2013.

In April 2013, the Company completed the raise-boring on the second leg of the production shaft. Underground development at Young-Davidson continues to focus on the mid-shaft crushing and hoisting system, which remains on target to commission during the third quarter and will be the key catalyst in driving increased production levels in the second half of the year.

During the quarter, the Company began to remove overburden and clear an area for the construction of the paste backfill plant. In April, contractors began arriving on site and the procurement of structural materials commenced. By the end of the second quarter, the majority of structural and concrete works will be completed, followed by mechanical and electrical works in the second half of the year. The Company expects commissioning of the paste backfill plant to commence in early 2014.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012
Underground Operations
Tonnes of ore mined	101,709	-
Average grade of gold(1)	2.73	-
Metres developed	1,941	-
Open Pit Operations
Total tonnes mined	3,077,235	1,876,593
Tonnes of ore mined	1,014,089	650,770
Average grade of gold(1)	1.18	1.08
Tonnes stockpiled ahead of the mill	1,931,222	702,871
Average grade of gold(1)	0.86	1.08
Mill Operations
Tonnes of ore processed	581,909	-
Average grade of gold(1)	1.75	-
Average gold recovery rate	86%	-
Gold ounces produced	20,552	-
Pre-production gold ounces produced(2)	7,729	-
Total gold ounces produced	28,281	-
Gold ounces sold	22,430	-
Pre-production gold ounces sold'(2)	8,640	-
Total gold ounces sold	31,070	-
(1)	Grams per tonne.
(2)	Includes all underground ounces produced and sold in 2013.

The Company mined 101,709 ore tonnes, or 1,130 tonnes per day (“TPD”), from the Young-Davidson underground mine, at a grade of 2.73 gold grams per tonne during the quarter. The mining rate achieved during the quarter exceeded the 1,000 TPD forecasted by the Company. Mining rates will increase significantly once the mid-shaft crushing and hoisting system is commissioned in the third quarter of this year.

During the quarter, the Company mined 3,077,235 tonnes, or 34,192 TPD, at the Young-Davidson open pit, including 1,014,089 ore tonnes at a grade of 1.18 gold grams per tonne. The open pit provided the majority of mill feed during the quarter. At the end of Q1 2013, the Company had a total of 1,931,222 tonnes of ore stockpiled ahead of the mill, including 1,392,561 tonnes of low grade ore averaging 0.79 gold grams per tonne and 538,661 tonnes of high grade ore averaging 1.06 gold grams per tonne.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During the quarter, the Company processed 581,909 tonnes, or 6,466 TPD, at Young-Davidson, with gold grades averaging 1.75 grams per tonne. Grades processed were consistent with the previous quarter, and will improve once the mid-shaft crushing and hoisting system is commissioned and underground mining rates increase.

Young-Davidson produced 28,281 gold ounces during the quarter, including 7,729 pre-production ounces related to underground operations. Production was consistent with the previous quarter.

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012
Revenue from mining operations	$36,765	$-
Production costs	$16,680	$-
Refining costs	$47	$-
Amortization and depletion	$7,971	$-
Earnings from operations	$12,067	$-
Cash flow from operations	$20,951	$-
Capital expenditures	$(34,357)	$(100,351)
Net free cash flow(1)	$(13,406)	$(100,351)
Cash costs per gold ounce(1)	$694	$-
(1)	See the Non-GAAP Measures section on page 15.

During the quarter, the Company recognized revenues of $36.8 million and earnings from operations of $12.1 million at Young-Davidson. Earnings from operations included $3.0 million of amortization and depletion relating to the acquisition date fair value adjustment on property, plant and equipment and mining interests. Revenue has been recognized only on ounces sold that were attributable to open pit production. Revenue associated with underground pre-production has been credited against capitalized costs.

During the first quarter, capital expenditures at Young-Davidson of $34.4 million exceeded operating cash flow of $21.0 million, resulting in negative net free cash flow of $13.4 million. Capital expenditures in the first quarter included $18.6 million in site infrastructure, $25.7 million in underground development, $3.8 million in capitalized stripping activities and $0.4 million in exploration expenditures, which were partially offset by $14.1 million in revenue from the sale of pre-production ounces.

During the quarter, cash costs per gold ounce at the Young-Davidson mine were $694. This result was in line with expectations as cash costs are anticipated to decline as production increases and grades improve subsequent to the commissioning of the mid-shaft crushing and hoisting system in the second half of 2013.

YOUNG-DAVIDSON EXPLORATION

On March 25, 2013, the Company reported updated reserves and resources at December 31, 2012, which included 3.8 million gold ounces of proven and probable reserves at Young-Davidson. Proven and probable reserves at Young-Davidson remained consistent with those reported at December 31, 2011; however, reserve grades increased by 1.6% from an average of 2.56 gold grams per tonne at December 31, 2011 to 2.60 gold grams per tonne at December 31, 2012. Further details on the updated reserves and resources by category can be found in the Company’s March 25, 2013 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

During the first quarter, the Company did not undertake any exploration diamond drilling at Young-Davidson and instead worked on pilot holes for the paste backfill plant. The exploration drilling program for 2013 started on April 5, 2013 and will focus on completing holes in the YD West zone that were incomplete at the end of 2012, as well as on the West Shirriff area where holes drilled in 2012 intersected anomalous gold of the same rock type and alteration type as the main zones that make up the Young-Davidson mine.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012
Open Pit Operations
Total tonnes mined	9,568,729	7,516,566
Tonnes of ore mined	2,322,461	2,120,895
Capitalized stripping tonnes(1)	4,473,267	3,593,079
Average grade of gold(2)	0.59	0.56
Tonnes stockpiled ahead of the heap leach pad	190,263	114,366
Average grade of gold(2)	0.71	0.70
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,663,578	1,741,410
Average grade of gold processed(2)	0.73	0.65
Low grade ore placed on the heap leach pad	619,801	765,924
Average grade of gold processed(2)	0.18	0.18
Total tonnes of ore processed	2,283,379	2,507,334
Average grade of gold processed(2)	0.58	0.50
Gold ounces produced	17,889	19,093
Gold ounces sold	16,903	18,661
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

(2)	Grams per tonne.

During the quarter, the Company mined 9,568,729 tonnes at the El Chanate open pit, including 2,322,461 ore tonnes. Mining rates increased by 29%, to 106,319 TPD, compared to the average rate during Q1 2012 of 82,600 TPD. Mining rates continue to improve at El Chanate and have exceeded target mining rates of 100,000 TPD since Q3 2012.

Capitalized stripping activities totaled 4,473,267 tonnes during the first quarter of 2013, compared to 3,593,079 tonnes during Q1 2012. All of the capitalized stripping tonnes during the first quarter were mined as part of the southeast push-back of the pit. Overall, stripping activities at El Chanate represented a capital investment of $7.3 million during the first quarter of 2013, compared to $5.4 million in Q1 2012.

The Company crushed and placed 1,663,578 tonnes of ore from the open pit on the heap leach pad in Q1 2013, at an average rate of 18,484 TPD, with an average grade of 0.73 gold grams per tonne. This represents a 3% decrease in crushing and stacking rates as compared to the average rate during Q1 2012 of 19,136 TPD. During the quarter, the Company also placed 619,801 tonnes, or 6,887 TPD, of low grade run-of-mine material on the heap leach pad. Total tonnes processed of 2,283,379 tonnes, or 25,371 TPD, represents an 8% decrease over stacking rates in the first quarter of 2012 primarily due to the decline in run-of-mine material stacked.

Gold grades averaged 0.58 grams per tonne placed during the first quarter, an increase of 16% from the 0.50 grams per tonne placed in the first quarter of 2012, largely due to the 146,123 decline in tonnes of low grade run-of-mine material stacked.

The Company produced 17,889 gold ounces at El Chanate during Q1 2013 compared to 19,093 gold ounces produced in the same period of the prior year.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE FINANCIAL REVIEW

(in thousands, except total cash costs)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012
Revenue from mining operations	$28,120	$33,273
Production costs(1)	$11,195	$10,679
Refining costs	$78	$84
Amortization and depletion	$3,413	$2,439
Earnings from operations(1)	$13,119	$19,910
Cash flow from operations(1)	$5,920	$21,002
Capital expenditures(1)	$(10,434)	$(11,212)
Net free cash flow(1)(2)	$(4,514)	$9,790
Cash costs per gold ounce(1)(2)	$563	$416
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

(2)	See the Non-GAAP Measures section on page 15.

Earnings from operations totaled $13.1 million during the first quarter of 2013, representing a decrease of 34% over earnings from operations of $19.9 million in Q1 2012. This decrease resulted from a 9% decrease in ounces sold and a 6% decline in the realized gold price at El Chanate. Earnings from operations for the first quarter of 2013 included $0.9 million in production costs and $1.6 million of amortization and depletion relating to the acquisition date fair value adjustment on heap leach inventory and property, plant and equipment and mining interests, respectively, compared to $1.9 million and $1.3 million in Q1 2012, respectively.

El Chanate generated $5.9 million in operating cash flow during the quarter, a decline of $15.1 million from Q1 2012 operating cash flow of $21.0 million, primarily due to operating cash flow in Q1 2012 including a $5.1 million cash inflow associated with the collection of an outstanding receivable for gold sales made at the end of December 2011, in addition to the decline in production during the quarter discussed above. Capital expenditures of $10.4 million exceeded operating cash flows in the first quarter of 2013, resulting in negative net free cash flow of $4.5 million, a decrease of $14.3 million from net free cash flow of $9.8 million in Q1 2012. Q1 2013 capital expenditures at El Chanate included $7.3 million in capitalized stripping activities, $0.7 million in expenditures associated with the heap leach expansion project, $2.3 million in other sustaining capital and optimization initiatives, and $0.1 million in exploration expenditures.

During the quarter, cash costs per gold ounce at the El Chanate mine were $563, an increase of 35% over cash costs per gold ounce of $416 in Q1 2012. The increase was due to higher quantities of solution applied to the leach pad during the current period to target the acceleration of gold recoveries and a reduction in capitalized stripping costs associated with the adoption of a new accounting standard. Q1 2013 cash costs at the El Chanate mine were in line with the range of $550 to $600 per gold ounce provided by the Company in the March 25, 2013 revised guidance.

EL CHANATE EXPLORATION

On March 25, 2013, the Company reported updated reserves and resources at December 31, 2012, which included 1.2 million gold ounces of proven and probable reserves at El Chanate. Proven and probable reserves at El Chanate decreased by 6% over those reported at December 31, 2011; however, reserve grades increased by 3.1% from an average of 0.65 gold grams per tonne at December 31, 2011 to 0.67 gold grams per tonne at December 31, 2012. Further details on the updated reserves and resources by category can be found in the Company’s March 25, 2013 press release or in the Company’s Annual Information Form, both of which can be found on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

During the first quarter, the Company did not complete any exploration drilling at El Chanate as results for 2012 were being compiled. The exploration drilling program for 2013 started on April 17, 2013 and will focus on the newly discovered Rono zone, which is located approximately 600 metres northwest of the open pit, and the Loma Prieta zone, which is located approximately 1.2 kilometres southeast from the ultimate pit boundary.

9

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED EXPENSES

(in thousands)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012(1)
Reclamation, care and maintenance costs	$1,257	$2,143
General and administrative	$6,379	$8,574
Exploration and business development	$266	$257
Finance costs	$571	$291
Foreign exchange (gain) / loss	$(148)	$9,928
Other (income) / loss	$(6,766)	$13,211
Equity in loss of jointly-controlled entity	$1,016	$-
(1)

Exclusive of discontinued operations as expenses relating to discontinued operations are presented separately in the Company’s Condensed Consolidated Statements of Operations for the three months ended March 31, 2012.

Reclamation, care and maintenance costs in Q1 2013 and Q1 2012 were comprised of site overhead and other costs relating to activities at Kemess South, a mine in the decommissioning stage.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation costs were $1.6 million in Q1 2013 compared to $1.8 million in Q1 2012. Overall, general and administrative costs for Q1 2013 decreased by $2.2 million over the prior year period primarily as a result of costs incurred during Q1 2012 associated with the integration of Northgate Minerals Corporation.

Exploration and business development fees for Q1 2013 were largely consistent with those incurred in Q1 2012.

Finance costs increased by $0.3 million, from $0.3 million in Q1 2012 to $0.6 million in Q1 2013 primarily as a result of an increase in standby fees on the Company’s revolving credit facility following the repayment of the full amount drawn in December 2012.

During the quarter, foreign exchange gains and losses changed by $10.0 million, from a loss of $9.9 million in Q1 2012 to a gain of $0.1 million in Q1 2013. The primary cause of the gain in the current quarter was the weakening of the Canadian dollar, which was largely offset by foreign exchange losses caused by the strengthening of the Mexican peso. The weakening of these currencies result in foreign exchange gains, while the strengthening of these currencies result in foreign exchange losses, primarily as a result of the Company’s deferred income tax liabilities which are denominated in Canadian dollars and Mexican pesos and then translated into US dollars at each balance sheet date. The Company will continue to experience non-cash foreign currency gains or losses, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

During Q1 2013, other income / loss changed by $20.0 million, from a loss of $13.2 million in Q1 2012 to income of $6.8 million in Q1 2013 primarily as a result of a $13.8 million unrealized loss on the fair value of the option component of convertible senior notes during Q1 2012 compared to a $6.9 million unrealized gain in Q1 2013. In addition, the Company recognized $2.2 million in unrealized gains on derivative assets and liabilities during Q1 2013 compared to $0.3 million in Q1 2012. These increases in other income were partially offset by a $2.8 million unrealized loss on contingent consideration during Q1 2013.

During the quarter, the Company recognized its share of the loss relating to the Orion development project for Q1 2013, which is accounted for as a jointly-controlled entity using the equity method.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

The Mexican government is currently reviewing a proposal to introduce a mining contribution tax, which would be payable annually by all holders of productive mining concessions. The proposed tax would be calculated as 5% of pre-tax earnings as determined under Mexican income tax law, excluding certain deductions that are otherwise permitted. The mining contribution tax is expected to be deductible for the purposes of calculating Mexican income tax. If approved, the mining contribution tax would be applicable on a prospective basis, and affect future earnings generated from the Company’s operations in Mexico.

10

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q1 2013, the Company recognized a current tax expense of $4.8 million and a deferred tax recovery of $0.3 million, compared to a current tax expense of $6.0 million and a deferred tax recovery of $6.8 million in Q1 2012. The decrease in current tax expense primarily resulted from the lower taxable income at the El Chanate mine. The decrease in the deferred tax recovery resulted from higher taxable income at the Company’s Canadian operations, offset by deferred tax recoveries associated with the ongoing amortization of property, plant and equipment and mining interests acquired as part of the acquisition of Capital Gold Corporation and Northgate Minerals Corporation in 2011.

FINANCIAL CONDITION

(in thousands)
	As at	As at
	March 31	December 31
	2013	2012
Current assets(1)	$413,328	$743,654	Current assets decreased largely due to the completion of the substantial issuer bid during the quarter, which resulted in a cash outflow of $301.1 million (including transaction costs).

Long-term assets(1)	2,185,202	2,151,587	Long-term assets increased largely due to capital expenditures and the increase in long-term stockpile inventory at Young-Davidson during the quarter.
Total assets	$2,598,530	$2,895,241
Current liabilities	$95,619	$95,381	Current liabilities were largely consistent between December 31, 2012 and March 31, 2013.

Long-term financial liabilities	175,930	183,532	Long-term financial liabilities decreased due to a reduction in the fair value of the option component of convertible senior notes.

Other long-term liabilities	318,829	320,491	Other long-term liabilities were largely consistent between December 31, 2012 and March 31, 2013.
Total liabilities	$590,378	$599,404
Shareholders’ equity(1)	$2,008,152	$2,295,837

Shareholders' equity decreased largely due to the completion of the substantial issuer bid during the quarter. This decrease was partially offset by dividends declared, share-based compensation and net earnings recognized during the quarter.

(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

11

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. Refer to the Outlook and Strategy section on page 3 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 13.

CASH FLOW

(in thousands)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012
Cash flow from operating activities(1)(2)	$13,099	$10,470
Cash flow used in investing activities(1)(2)	(48,107)	(105,372)
Cash flow (used in) / from financing activities(1)	(299,171)	27,865
Effect of foreign exchange rates on cash(1)	(10)	73
Decrease in cash from continuing operations	(334,189)	(66,964)
Increase in cash from discontinued operations	-	653
Total cash, beginning of period	603,401	179,444
Total cash, end of period	$269,212	$113,133
(1)

Exclusive of discontinued operations as cash flows from discontinued operations is presented separately in the Company's Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

Operating activities contributed cash flows of $13.1 million during 2013, as compared to 2012 when operating activities from continuing operations contributed cash of $10.5 million. The increase in operating cash flow is primarily due to cash flow contributed from Young-Davidson during the quarter, and was partially offset by a decline in operating cash flow at El Chanate due to operating cash flow in Q1 2012 including a cash inflow associated with the collection of an outstanding receivable for gold sales made at the end of December 2011, in addition to a decline in production during the quarter.

During the quarter, investing activities used cash of $48.1 million, which compared to $105.4 million used in the first quarter of 2012. The decrease in cash used in investing activities was due to lower capital expenditures during the quarter compared to Q1 2012 when the Company incurred $112.8 million in capital expenditures, including $99.8 million in capital expenditures associated with construction and development activities at Young-Davidson prior to the declaration of commercial production. Capital expenditures in Q1 2013 of $45.5 million included $30.2 million in the construction and development of Young-Davidson, $11.0 million in capitalized stripping activities at the El Chanate and Young-Davidson open pits, $3.1 million in sustaining capital, and $1.2 million in exploration activities.

Financing activities used cash of $299.2 million during Q1 2013, as compared to Q1 2012 when financing activities from continuing operations contributed cash of $27.9 million. The increase in cash used is due to the $301.1 million paid to complete the substantial issuer bid during the quarter. During 2012, cash flows from financing activities included a $25.0 million drawdown on the credit facility.

In the first quarter of 2012, cash flows from discontinued operations increased the Company’s cash balance by $0.7 million.

CREDIT FACILITY

On January 31, 2013, the Company amended the revolving credit facility, which reduced the borrowing capacity from $250 million to $150 million. The credit facility carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company, and matures on April 25, 2016. No payments are due until the maturity date, which may be extended upon mutual agreement by all parties. At March 31, 2013, the Company had no amounts drawn under this revolving facility, and had issued a $1 million letter of credit against the facility, leaving a total of $149 million available for future funding.

CONVERTIBLE DEBT

The Company has $167.0 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the completion of the substantial issuer bid on February 1, 2013, the conversion rate is 91.31649 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.95 per common share.

12

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at March 31, 2013 is as follows:

(in thousands)
	Total	Less than	1 – 3 years	3 – 4 years	4 – 5 years	Greater than
		1 year				5 years
Trade payables and accrued liabilities	$57,259	$57,259	$-	$-	$-	$-
Dividend payable	9,871	9,871	-	-	-	-
Current income tax liability	6,074	6,074	-	-	-	-
Debt	187,458	2,923	11,690	172,845	-	-
Equipment financing obligations	18,469	5,685	9,952	2,029	803	-
Royalty interests provision	1,118	1,118	-	-	-	-
Future purchase commitments	17,733	17,733	-	-	-	-
Total	$297,982	$100,663	$21,642	$174,874	$803	$-

The Company has entered into forward contracts to purchase Mexican Pesos, which will settle in equal amounts on June 21, 2013 and September 20, 2013. These contracts are described below under Financial Instruments.

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at March 31, 2013:

	March 31, 2013	December 31, 2012
Authorized:
Unlimited number of common shares
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at paid-in value
Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at paid-in value
Issued:
Common shares	246,774,879	282,326,547

The decline in share count between December 31, 2012 and March 31, 2013 was largely due to the completion of the Company’s substantial issuer bid, which resulted in the purchase and cancellation of 36,144,578 common shares worth $300 million.

The following table sets out the common shares, stock options, deferred share units and warrants outstanding as at the date of this MD&A:

May 9, 2013
Common shares	246,854,996
Stock options	9,799,447
Deferred share units	221,028
Warrants issued	835,000
257,710,471

Warrants issued are comprised of 835,000 warrants with an exercise price of CAD $9.52 that expire on October 26, 2013.

13

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.95 per share that could result in the issuance of 15,249,853 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instrument contracts from time to time.

As at March 31, 2013, the Company held forward contracts to hedge against the risk of an increase in the value of the Mexican peso versus the US dollar. The Company has entered into agreements to purchase Mexican pesos amounting to $19.0 million at exchange rates ranging from 12.56 pesos per US dollar to 12.68 pesos per US dollar. The Company’s outstanding contracts settle in equal amounts on June 21, 2013 and September 20, 2013 and had a fair value of $0.2 million at March 31, 2013. All changes in the fair value of these contracts, along with any realized gains or losses on settlement, are recognized in net earnings. The fair value of these forward contracts is determined using forward pricing spreads in effect at the end of the reporting period.

During the first quarter of 2013, the Company recognized an unrealized gain of $1.1 million in net earnings relating to these forward contracts. In addition, the Company recognized a realized gain of $0.5 million on a forward contract that settled during the quarter.

A forward contract settled during the three months ended March 31, 2012, prior to the discontinuation of hedge accounting, resulting in a loss of $0.6 million. The recognition of this hedging loss resulted in a $0.2 million increase in production costs, a $0.1 million increase in inventory, a $0.1 million increase in general and administrative costs, and a $0.2 million increase in mining interests. All prior period hedge accounting adjustments have been included in net earnings from discontinued operations as the hedge related to the Ocampo mine.

The Company also holds certain financial instruments as investments and therefore is inherently exposed to various risk factors including currency risk, credit risk, market price risk, and liquidity risk.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Executive Vice President, Corporate Affairs receive no financial benefits as a result of their ownership of this entity.

The Company has a joint venture interest in the Orion development project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time-to-time, contribute cash or other assets to the jointly-controlled entity. At March 31, 2013, the Company had a receivable from the jointly-controlled entity of $0.9 million.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of this plan is to encourage the persons who are primarily responsible for the management and profitable growth of the Company’s business to participate in the long-term success of the Company, to provide additional incentive for superior performance, and to attract and retain valued personnel. For the purpose of the plan, a consultant is defined as an individual who is engaged by the Company, under a written contract, to provide services on an ongoing basis and who may spend a significant amount of time on the Company’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a corporation.

The Company has a Deferred Share Unit Plan for directors and senior officers of the Company, and a Restricted Share Unit Plan for senior management of the Company. The purpose of these plans is to provide directors and senior management with the opportunity to acquire deferred share units and restricted share units in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between the Company’s directors, senior management, and shareholders.

14

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP MEASURES

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. Cash cost per ounce does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate this measure differently.

The following provides a reconciliation of cash cost per ounce to the financial statements:

(in thousands, except ounces and cash cost per gold ounce)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012
Production costs per financial statements(1)	$27,875	$10,679
Refining costs per financial statements	$125	$84
By-product revenues(2)	$(1,062)	$(1,114)
Inventory and other adjustments(3)	$(3,164)	$(1,878)
Total cash costs	$23,774	$7,771
Divided by gold ounces(4)	37,455	18,661
Total cash cost per gold ounce - continuing operations	$635	$416

Production and refining costs of discontinued operations(5)	$-	$72,339
Stawell by-product revenues	$-	$(284)
Silver revenue (see below)	$-	$(36,054)
Total cash costs	$-	$36,001
Divided by gold ounces sold	-	63,630
Total cash cost per gold ounce - discontinued operations	$-	$566
Average realized silver price	$-	$33.02
Multiplied by silver ounces sold	-	1,091,884
Silver revenue	$-	$36,054
(1)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

(2)	The total by-product revenues adjustments for the three months ended March 31, 2013 and 2012 are as follows:
El Chanate	$(889)	$(1,114)
Young-Davidson	$(173)	$-
	$(1,062)	$(1,114)
(3)

Inventory adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations as well as the addition of production costs at Young-Davidson that are associated with unsold gold ounces. The total of these adjustments for the three months ended March 31, 2013 and 2012 are as follows:

El Chanate	$(876)	$(1,878)
Young-Davidson	$(2,288)	$-
	$(3,164)	$(1,878)
(4)	Gold ounces include ounces sold at the El Chanate mine for the three months ended March 31, 2013 and 2012, and ounces produced at the Young-Davidson mine for the three months ended March 31, 2013.
(5)

Production and refining costs of discontinued operations are presented separately as net earnings from discontinued operations in the Condensed Consolidated Statements of Operations for the three months ended March 31, 2012.

15

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate discretionary cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash. Net free cash flow is intended to provide additional information, does not have any standardized meaning prescribed by GAAP and should not be considered in isolation from or as a substitute for measures of performance prepared in accordance with GAAP. Other companies may calculate this measure differently.

The following is a reconciliation of net free cash flow to the financial statements:

(in thousands)
	Quarter Ended	Quarter Ended
	March 31	March 31
	2013	2012
Operating cash flow from continuing operations(1)(2)	$13,099	$10,470
Less: Capital expenditures of continuing operations(1)(2)	$(45,504)	$(112,753)
Net free cash flow from continuing operations	$(32,405)	$(102,283)
Operating cash flow from discontinued operations	$-	$53,424
Less: Capital expenditures of discontinued operations	$-	$(51,578)
Net free cash flow from discontinued operations	$-	$1,846
Operating cash flow(2)	$13,099	$63,894
Less: Capital expenditures(2)	$(45,504)	$(164,331)
Net free cash flow	$(32,405)	$(100,437)
(1)

Operating cash flow and capital expenditures of continuing operations are exclusive of discontinued operations as cash flows from discontinued operations are presented separately on the Company’s Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. There were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general, during the first quarter of 2013. For details of these additional risk factors, and how the management intends to mitigate these risks wherever possible, please refer to the Company’s Management’s Discussion and Analysis or Annual Information Form for the year ended December 31, 2012, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the three months ended March 31, 2013 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2012. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2012, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Goodwill and non-financial assets

Subsequent to the end of the quarter, the gold price declined significantly. If metal prices remain at these levels for an extended period, the Company may be required to reassess long-term gold price assumptions, which could be an indicator of a potential impairment of the Company’s assets. In addition, the Company’s share price decline subsequent to March 31, 2013 such that the carrying value of the Company’s net assets significantly exceeded its market capitalization, which is another indicator of potential impairment. If these indicators of potential impairment exist at the end of the Company’s next reporting period, the Company may be required to perform an impairment test.

16

2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the condensed consolidated financial statements for the three months ended March 31, 2013 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2012, with the exception of the following accounting policies adopted on January 1, 2013:

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, provides guidance on the recognition and measurement of stripping costs associated with surface mining operations. IFRIC 20 differentiates between two benefits that could accrue to an entity from stripping activities: (1) usable ore that can be used to produce inventory, and (2) improved access to further quantities of material that will be mined in future periods. IFRIC 20 provides guidance on when and how to account separately for these two benefits, as well as how to initially and subsequently measure them. If the costs of the stripping activity asset versus inventory produced are not separately identifiable, an entity is required to allocate production stripping costs between the two based on a relevant production measure. This guidance recommends a different method of allocating waste between capital and expense than the method previously used by the Company. IFRIC 20 has been applied prospectively to the Company’s production stripping costs incurred on or after January 1, 2012.

The adoption of this interpretation has resulted in an increase of $6.6 million in inventory, a decline of $8.6 million in property, plant and equipment & mining interests and an increase of $2.0 million in the deficit in the Company’s Consolidated Balance Sheets for the year ended December 31, 2012. The adoption of this interpretation also resulted in an increase of $2.0 in production costs in the Consolidated Statements of Operations for the year ended December 31, 2012, which decreased both the Company’s basic and diluted earnings per share by $0.01. For the three months ending March 31, 2013, the adoption of this interpretation has increased the Company’s production costs by $0.1 million in the Condensed Consolidated Statements of Operations, which did not have an impact on basic or diluted earnings per share. For the three months ending March 31, 2013, the adoption of this interpretation has decreased expenditures on property, plant and equipment, mining interests and intangible assets by $1.3 million and decreased the change in non-cash operating working capital by $1.4 million in the Condensed Consolidated Statements of Cash Flows.

Other standards and amendments

The Company also adopted other accounting standards and amendments to accounting standards which did not have an impact on the Company’s financial results for the periods ending March 31, 2013 and 2012. Further details on these new standards and amendments are provided in note 3(a) to the condensed consolidated financial statements for the three months ended March 31, 2013.

For a discussion of recent accounting pronouncements that may impact the Company in future periods, refer to note 3(b) to the condensed consolidated financial statements for the three months ended March 31, 2013.

CONTROLS AND PROCEDURES

At the end of the first quarter of 2013, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting provide reasonable assurance that they were effective as of March 31, 2013, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2013, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)
	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Gold ounces produced(1)	38,441	43,603	43,181	55,828	80,873	72,141	45,686	43,714
Silver ounces produced(1)	-	301,951	478,497	1,091,092	1,112,384	1,109,114	1,373,434	1,210,429
Gold ounces sold(1)	39,333	45,385	36,804	53,255	82,291	70,132	40,779	43,798
Silver ounces sold(1)	-	313,575	492,335	909,960	1,091,884	1,174,644	1,092,859	1,189,166
Average realized gold price	$1,627	$1,721	$1,664	$1,616	$1,700	$1,672	$1,704	$1,509
Average realized silver price	$-	$32.79	$29.87	$29.07	$33.02	$30.98	$38.15	$38.36
Cash costs per gold ounce(1)(2)(3)	$635	$753	$340	$588	$532	$375	$(240)	$(414)
Revenue from mining operations(1)	$64,885	$63,119	$39,772	$27,458	$33,273	$29,696	$29,127	$25,109
Production costs(1)(2)(4)	$27,875	$26,271	$14,620	$10,029	$10,679	$9,124	$10,707	$13,081
Earnings / (loss) from operations(1)(2)	$17,515	$(113,929)	$3,678	$4,328	$9,039	$(3,761)	$8,470	$(5,289)
Net earnings / (loss) from continuing operations(2)	$18,274	$(135,142)	$42,321	$6,640	$(13,598)	$23,027	$20,626	$(7,751)
Net earnings / (loss) from discontinued operations	$-	$108,977	$(7,781)	$15,043	$14,813	$54,909	$41,988	$32,274
Total net earnings / (loss)(2)	$18,274	$(26,165)	$34,540	$21,683	$1,215	$77,936	$62,614	$24,523
Net earnings / (loss) per share from continuing operations, basic(2)	$0.07	$(0.48)	$0.15	$0.03	$(0.05)	$0.09	$0.12	$(0.04)
Net earnings / (loss) per share from discontinued operations, basic	$-	$0.39	$(0.03)	$0.05	$0.05	$0.22	$0.24	$0.19
Total earnings / (loss) per share, basic(2)	$0.07	$(0.09)	$0.12	$0.08	$0.00	$0.31	$0.36	$0.15
Net earnings / (loss) per share from continuing operations, diluted(2)	$0.04	$(0.48)	$0.10	$(0.01)	$(0.05)	$0.00	$0.12	$(0.04)
Net earnings / (loss) per share from discontinued operations, diluted	$-	$0.39	$(0.03)	$0.05	$0.05	$0.21	$0.24	$0.19
Total earnings / (loss) per share, diluted(2)	$0.04	$(0.09)	$0.07	$0.04	$0.00	$0.21	$0.36	$0.15
Operating cash flow from continuing operations(2)	$13,099	$(7,813)	$(5,653)	$(4,235)	$10,470	$(12,032)	$8,976	$5,554
Operating cash flow from discontinued operations	$-	$(528)	$9,408	$16,767	$53,424	$54,109	$42,737	$48,859
Total operating cash flow(2)	$13,099	$(8,341)	$3,755	$12,532	$63,894	$42,077	$51,713	$54,413
Net free cash flow from continuing operations(2)(3)	$(32,405)	$(66,340)	$(83,097)	$(117,011)	$(102,283)	$(105,891)	$1,118	$(542)
Net free cash flow from discontinued operations(3)	$-	$(23,784)	$(20,336)	$(22,175)	$1,846	$2,049	$11,133	$20,638
Total net free cash flow(2)(3)	$(32,405)	$(90,124)	$(103,433)	$(139,186)	$(100,437)	$(103,842)	$12,251	$20,096
(1)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, and earnings from operations are exclusive of discontinued operations as the financial results of these operations are presented separately on the Condensed Consolidated Statements of Operations for the three months ended March 31, 2013 and 2012.

(2)

Certain comparative information has been restated as a result of the adoption of IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine, which was applied prospectively to production stripping costs incurred on or after January 1, 2012. For further details, refer to the Critical Accounting Estimates, Policies and Changes section on page 16 or note 3(a) to the Company's condensed consolidated financial statements for the three months ended March 31, 2013.

(3)	See the Non-GAAP Measures section on page 15.
(4)	Production costs do not include amortization and depletion or refining costs.

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2013 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured", "indicated" and "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three months ended March 31, 2013). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this MD&A constitutes forward-looking statement, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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